September 27, 2006



VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Pradip Bhaumik

                           PRECISION DRILLING TRUST
              2005 Annual Report on Form 40-F (File No. 1-14534)
              --------------------------------------------------

Ladies and Gentlemen:

         Precision Drilling Trust, an Alberta trust ("PRECISION"), submits this letter in response to comments received from the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") on the Trust's Annual Report on Form 40-F for the year ended December 31, 2005, as filed with the Commission on March 31, 2006, in a letter from Cecilia D. Blye, dated September 19, 2006, (the "SEPTEMBER COMMENT LETTER") as a follow up to a letter received on August 28, 2006 from Cecilia D. Blye (the "AUGUST COMMENT LETTER"). Certain capitalized terms set forth in this letter are used as defined in the 2005 Annual Report.

         Precision's responses to the Staff's comments are as follows:

GENERAL
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1.   Please refer to comment 1 in our letter  dated  August 28,  2006.  Please advise us whether, to the best of your knowledge, understanding, or belief, any of the products, equipment, technologies or services BecField provided to Syria have military applications; whether Syria has employed or will employ the products, equipment, technologies, or services in any military application; and, if so, the nature and scope of the military application(s) in which the products, equipment, technologies or services have been employed or will be employed. We note, in this regard, your representation that, while in Syria, the equipment mobilized by BecField "generally" was within the control of BecField personnel.

         RESPONSE TO COMMENT 1

     To the best of our knowledge, understanding, and belief, none of the BecField products, equipment, technologies, or services have any military applications. In addition, again to the best of our knowledge,

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     understanding,  and belief, these products, equipment,  technologies, and services were not used for any military purpose in Syria; rather, they were used solely for drilling oil or gas wells. As discussed in our response to the August Comment Letter, BecField did not sell any equipment into Syria. Rather, equipment was brought into Syria on a call-out or contract basis for specific oil or gas projects and removed from Syria when the projects were completed. As also discussed in our response to the August Comment Letter, Precision disposed of BecField as part of a larger transaction in the summer of 2005, and neither Precision nor any of its subsidiaries (direct or indirect) presently has any business in or with Syria.

If there are further questions in connection with the foregoing responses, you may contact the undersigned at (403) 716-4500.

Yours truly,


/s/ Hank B. Swartout
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Hank B. Swartout
Chairman and Chief Executive Officer
Precision Drilling Corporation, Administrator to Precision Drilling Trust


cc:  Andrew J. Foley
     Paul, Weiss, Rifkind, Wharton & Garrison LLP